EXHIBIT 99.1

Skylight Health Announces Series A Preferred Stock Cash Dividend

TORONTO, April 18, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG: SLHGP; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, announced that its Board of Directors has authorized, and the Company has declared, a dividend on its 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) for the month of May 2022. The Series A Preferred Shares trade under the “SLHGP” stock ticker symbol.

In accordance with the terms of the Series A Preferred Shares, the Series A dividend will be payable in cash in the amount of $0.1927 per share on May 20, 2022 to the shareholders of record of the Series A Preferred Stock as of the dividend record date of April 29, 2022.

About Skylight Health Group

Skylight Health is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.